UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13A-16 OR 15D-16

OF THE SECURITIES EXCHANGE ACT OF 1934

For the month of January, 2024

Commission File Number: 001-38648

BRP INC.

(Translation of registrant’s name into English)

726 Saint-Joseph Street

Valcourt, Quebec, Canada

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F  ☐             Form 40-F  ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

Amendment to Term Loan Credit Agreement

On January 22, 2024, the Company entered into an amendment and extension of a substantial portion of its term loan facility (the “Term Loan Facility Amendment”), effectively extending US$1,000 million of debt maturities from 2027 to 2031.

As part of this amendment, the Company issued a new US$1,000 million Term Loan B-3 from certain new and existing lenders, bearing interest at a rate of 275 basis points over Term SOFR with a Term SOFR floor of 0.0% and maturing in January 2031. The proceeds from this incremental Term Loan B-3 were used to repay a portion of the original Term Loan B-1 due May 2027. The amount outstanding under the Term Loan B-1 decreased from US$1,466 million to US$466 million, with all other terms unchanged including the applicable interest of 200 basis points over Term SOFR with a Term SOFR floor of 0.0%. The other Term Loan B-2 due 2029 remained unchanged and all loans outstanding under the Term Loan B facility remained exempt of financial covenants.

A copy of the Term Loan Facility Amendment is attached hereto as Exhibit 10.1 and is incorporated herein by reference. The foregoing description of the Term Loan Facility Amendment is a summary of the material terms of such agreement and does not purport to be complete and is qualified in its entirety by reference to the Term Loan Facility Amendment.

Underwriting Agreement

On January 23, 2024, the Company entered into an underwriting agreement (the “Underwriting Agreement”) by and among the Company, Bain Capital Integral Investors II, L.P. (the “Selling Shareholder”), and RBC Dominion Securities Inc. in connection with the sale of 2,000,000 shares of subordinate voting shares of the Company by the Selling Shareholder.

A copy of the Underwriting Agreement is attached hereto as Exhibit 1.1 and is incorporated herein by reference. The foregoing description of the Underwriting Agreement is a summary of the material terms of such agreement and does not purport to be complete and is qualified in its entirety by reference to the Underwriting Agreement.

EXHIBIT INDEX

Exhibit 1.1 to this report of a Foreign Private Issuer on Form 6-K is deemed filed for all purposes under the Securities Act of 1933, as amended, and the Securities Exchange Act of 1934, as amended.

Exhibit No.	Description

1.1	Underwriting Agreement, dated January 23, 2024, by and among BRP Inc., RBC Dominion Securities Inc., and Bain Capital Integral Investors II, L.P.

10.1	Ninth Amendment to Fourth Amended and Restated Term Loan Credit Ageement, dated as of January 22, 2024, by and among the Company, Bombardier Recreational Products Inc., each Guarantor Party thereto and Bank of Montreal as Administrative Agent.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

BRP Inc.

By:	/s/ Tara Mandjee
Name:	Tara Mandjee
Title:	Assistant Secretary

Date: January 25, 2024